March 11, 2025

Andresian D   Rozario
Chief Executive Officer and Chairman of the Board
Vantage Corp (Singapore)
#05-06, Level 5, 51 Cuppage Road
Singapore 229469

       Re: Vantage Corp (Singapore)
           Amendment No. 5 to Registration Statement on Form F-1
           Filed February 28, 2025
           File No. 333-282566
Dear Andresian D   Rozario:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 5 to Registration Statement on Form F-1
Exhibits

1. We note the executed director nominee consents you previously filed as Exhibits 99.4,
       99.5, and 99.6 are undated. Please file dated versions of these consents as exhibits.
General

2. Please revise your prospectus to disclose the material terms of the Clawback
       Policy adopted by your Board of Directors and filed with this amendment as Exhibit
       99.8.
 March 11, 2025
Page 2

       Please contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Yong Kim, Staff
Accountant, at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at
202-551-6548 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Lawrence Venick, Esq.